

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Emily Reuter
Chief Financial Officer
Maplebear Inc.
50 Beale Street
Suite 600
San Francisco, CA 94105

> **Re: Maplebear Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41805**

Dear Emily Reuter:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services